Exhibit (d)(1)(ii)

October 1, 2019

Voya Equity Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated October 1, 2019, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Equity Trust (the “Agreement”), with respect to Voya Multi-Manager Mid Cap Value Fund (the “Fund”), a series of Voya Equity Trust, indicated in the table below.  By this letter, we agree to waive that fee for the period from October 1, 2019 through October 1, 2020.

This waiver (the “Waiver”) is “outside” the Fund’s expense limit arrangements under a separate expense limitation agreement (the “ELA”).  This means that the Waiver does not reduce the Fund’s net operating expense ratio before the ELA is applied.  However, with respect to any share class of the Fund that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver
Voya Multi-Manager Mid Cap Value Fund	0.020%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Equity Trust.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Equity Trust
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President